Exhibit 12.2

EPAM SYSTEMS, INC.

Consolidated Ratio of

Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except ratio)
Earnings:
Income from continuing operations before income taxes	$65,863	$52,792	$31,095	$14,407	$7,751
Add: Fixed charges	3,879	2,878	2,317	2,318	2,923

Earnings (as defined)	$69,742	$55,670	$33,412	$16,725	$10,674

Fixed charges:
Total interest expense	$14	$37	$76	$185	$129
Interest factor in rents(1)	3,865	2,841	2,241	2,133	2,794

Total fixed charges	$3,879	$2,878	$2,317	$2,318	$2,923

Combined fixed charges and preferred stock dividends:
Fixed charges	$3,879	$2,878	$2,317	$2,318	$2,923
Preferred stock dividend(2)	—	20,906	1,573	4,710	7,543

Total combined fixed charges and preferred stock dividends	$3,879	$23,784	$3,890	$7,028	$10,466

Earnings	$69,742	$55,670	$33,412	$16,725	$10,674
Combined fixed charges and preferred stock dividends	3,879	23,784	3,890	7,028	10,466
Ratio of earnings to combined fixed charges and preferred stock dividends	18.0 x	2.3 x	8.6 x	2.4 x	1.0 x

(1)	Represents one-third of net rental expense, which we believe is representative of the interest factor.
(2)	Represents the amount of pretax earnings that would be required to cover accretion requirement and is calculated as accretion in the carrying value of our redeemable preferred stock divided by (1- our effective tax rate).